Exhibit (a)(16)

March 13, 2017

Re:	Notice of Proposed Merger

Dear Option Holder:

You are receiving this notice because you are the holder of options to acquire shares of common stock of GigPeak, Inc. (the “Company”), par value $0.001 (“Common Stock”), and/or restricted stock units with respect to Common Stock.

As you are likely aware, the Company, Glider Merger Sub, Inc. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of Integrated Device Technology, Inc., a Delaware corporation (“IDT”), and IDT have entered into an Agreement and Plan of Merger, dated as of February 13, 2017 (the “Merger Agreement”). The Merger Agreement provides that, among other things, Purchaser will initiate a tender offer (the “Offer”) to acquire all of the outstanding shares of Common Stock, and the associated purchase rights for Series A Junior Preferred Stock of GigPeak issued under the Amended and Restated Rights Agreement, dated as of December 16, 2014, as amended, between GigPeak and American Stock Transfer & Trust Company, LLC (the “Rights” and, together with the Common Stock, the “Shares”), at a price of $3.08 per Share (the “Offer Price”), and that following completion of the Offer, Purchaser will be merged with and into GigPeak (the “Merger”) with any Shares to be converted into the right to receive the an amount equal to the Offer Price (collectively, the Offer, the Merger, and the transactions contemplated by the Merger Agreement, the “Transaction”).

Under the Merger Agreement, as a result of the Merger:

•	Each option to acquire Common Stock (each a “GigPeak Option”) with an exercise price that is less than $3.08 (the Offer Price) that is outstanding immediately prior to the Effective Time (as defined in the Merger Agreement) will be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak Option immediately prior to the Effective Time and (b) the spread of the Offer Price ($3.08) less the exercise price per share of such GigPeak Option. Such cash payment for your GigPeak Options will be paid to you, less applicable tax withholdings, as soon as administratively practicable following the Effective Time.

•	Each GigPeak Option with an exercise price greater than or equal to $3.08 (the Offer Price) that is outstanding immediately prior to the Effective Time will be cancelled immediately prior to the Effective Time in exchange for no consideration.

•	Each restricted stock unit (each a “GigPeak RSU”) that is outstanding and is not an Assumed RSU (as defined below) (including GigPeak RSUs for which the vesting is accelerated due to the consummation of the Transactions pursuant to a written agreement between you and the Company) shall vest in full to the extent unvested and be cancelled immediately prior to the Effective Time and converted into the right to receive an amount in cash equal to the product obtained by multiplying (a) the aggregate number of Shares subject to such GigPeak RSU immediately prior to the Effective Time and (b) the Offer Price of $3.08. Such cash payment for your GigPeak RSUs that are not Assumed RSUs will be paid to you, less applicable tax withholdings, as soon as administratively practicable following the Effective Time.

•

Each GigPeak RSU that is outstanding and unvested immediately prior to the Effective Time (after giving effect to any accelerated vesting that occurs solely due to the consummation of the Transactions pursuant to a written agreement between you and the Company) and is held by a current employee or service provider of GigPeak as of the Effective Time (each, an “Assumed RSU”) will be assumed by IDT and converted automatically at the Effective Time into a restricted stock unit covering common stock of IDT having the same terms and conditions as the GigPeak RSU, except that the number of shares of IDT common stock underlying each Assumed RSU will be adjusted as described below. The number of shares of common stock of IDT underlying your Assumed RSUs is determined by multiplying the number of Shares that were issuable with regard to such Assumed RSU immediately prior to the Effective Time, multiplied by (b) the Exchange Ratio, rounded up the nearest whole share. For purposes hereof, the “Exchange Ratio” will be equal to the Offer Price ($3.08) divided by the volume weighted average price for a share of common stock of IDT on the Nasdaq Global Select Market, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the five consecutive trading days ending on the third complete trading day prior to (and excluding) the closing of the Transactions as reported by Bloomberg, L.P. Because the Exchange Ratio will depend upon the closing trading price for a share of IDT common stock for the period of time described above, the exact number of shares of IDT common stock that will be subject to your Assumed RSUs cannot be determined now and will not be determined until the Effective Time or shortly thereafter. Shortly following the Effective Time, IDT will provide you with a notice informing you of the number of your Assumed RSUs.

Please be aware that if your service with the Company terminates or has terminated prior to the Effective Time and unless otherwise specified in the Merger Agreement or in a written agreement between you and the Company, then (i) if the applicable post-termination exercise period specified in the agreement(s) evidencing your vested GigPeak Options terminates or has terminated prior to the Effective Time, your vested GigPeak Options will no longer be outstanding and will not be cashed out as discussed above and (ii) any of your unvested GigPeak Options and/or GigPeak RSUs will be canceled as of the date of such termination and will no longer be outstanding and IDT will not assume or cash-out your unvested GigPeak Options and/or GigPeak RSUs.

Please note, if the Transaction does not occur, then your GigPeak Options and/or GigPeak RSUs will not be treated as discussed above and your GigPeak Options and/or GigPeak RSUs will instead continue in accordance with the terms of the applicable equity plan and your award agreement. Please also note that the Transaction is expected to close on or around April 4, 2017. You will not receive further notification of the timing of the actual closing of the Transactions under the Merger Agreement.

No action is required as of the time of this notification. Additional information with respect to the Transaction will be sent to you separately.

Should you have any questions regarding this notice, please feel free to contact Josh McGinn at 415-366-8086 or JMcGinn@AMSTOCK.com. In addition, we have arranged for representatives of American Stock Transfer & Trust Company, LLC to meet with Company employees who hold GigPeak Options/GigPeak RSUs on March 17, 2007 at 12:00 pm at GigPeak Headquarters.

Sincerely,

/s/ Darren Ma

Darren Ma
Vice President & Chief Financial Officer
GigPeak, Inc.